STRECKER, JEPSON & ASSOCIATES
Attorneys & Counselors

21020 Rand Road, Suite C-2   Phone: (847) 719-3470
Lake Zurich, Illinois 60047   Fax: (847) 719-3407

Paul H. Strecker
Christy J. Jepson

December 26, 2016

SEC Headquarters
100 F Street NE
Washington, D.C. 20549

RE: The Italian Café, LLC, CIK #0001684321, CCC #tmxfsa*7 Form C Paper Filing

Dear Sir or Madam:

Enclosed please find the above referenced company's Amended Form C.

This Amendment amends the September 10, 2016 Form C. We changed the deadline to reach the target offering amount from December 31, 2016 to March 31, 2017 on page 2 of the Amended Form C and Disclosure (g) of the Regulation 17 C.F.R. 227.201 Disclosures on page 14 of the Amended Form C. We have also amended the purpose and use of the offering proceeds to include disclosure of and payment for a new advertising agreement as described in Disclosure (i) on page 15 of the Amended Form C.

Please file this form.

Very truly yours,

Christy J. Jepson